EXHIBIT 99.4

Sprint Canada (Call-Net) launches broadband phone service

First competitive local exchange carrier to launch VOIP; 911 capable, highly reliable, available to residential consumers and small office/home offices

TORONTO, ON, July 22, 2004 – Sprint Canada Inc., a subsidiary of Call-Net Enterprises Inc., a leading provider of telecommunication services to households and businesses, today launched Sprint Canada Internet Phone Service™, its broadband phone service for households and small/home offices.

Starting at just $19.95 per month, Sprint Canada Internet Phone Service (IPS) uses voice over Internet Protocol (VOIP) technology to transmit local and long distance calls over high speed Internet networks and Sprint Canada’s national local service network. The service is supported by the Company’s state-of-the-industry back office systems.

“Sprint Canada is pleased to offer Canada’s first competitive local exchange carrier (CLEC) compliant broadband phone service,” said Bill Linton, chief executive officer, Sprint Canada. “While consumer awareness and take-up of voice over IP service is low, our research shows that consumers are more comfortable adopting a new technology from a trusted telecommunications company like Sprint Canada. Our approach is to continue to evolve our voice over IP product as the market matures and to use the service to grow our off-net consumer business.”

Sprint Canada Internet Phone Service works with any residential high speed Internet service, including light services offered by telephone digital subscriber line (DSL) or cable. The starter package includes a VOIP gateway, one telephone number and line that can travel with the customer wherever they can access high speed Internet service, an integrated four-port 100 megabits per second (mbps) Ethernet router and firewall.

The service works with a regular telephone handset and customers can keep their existing phone number in serviceable areas or add a new one and select their preferred area code and exchange. Sprint Canada provides the Internet protocol gateway at a cost of $75 including four months of basic service. The service is easy to install, and works right out of the box.

The service is available as a standalone product and includes all standard home phone features such as operator services, 911, 411, and 711. Call waiting, call display and voice mail are also available. IPS is also available as part of bundled package with local home phone service and Fido® wireless service.

“This service is ideal for parents sending their children to university, as a second household or small business line, for residential customers with a second home, or for heavy long distance users,” added Linton.

To order the service, consumers and small businesses can call 1-800-298-6939 or visit www.sprint.ca.

Sprint Canada was one of the first companies to offer competitive telecommunication services to Canadian consumers and businesses in 1986. It launched its local home and business service in 1999, expanding the number of markets in 2001. It remains Canada’s only competitive national telecommunications company offering local telephone service to both homes and businesses in most major markets. As of March 2004, Sprint Canada had more than 300,000 local home phone lines and business line equivalents in service.

Sprint Canada Inc.

Sprint Canada Inc. a wholly owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B), is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company’s control. Future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:
Karen O’Leary
416-718-6445
karen.oleary@sprint-canada.com

Sprint Canada offers broadband phone service

     Fully CLEC-compliant, 911 capable, highly reliable Internet telephony service available to consumers and small office, home offices

Sprint Canada’s VOIP gateway manufactured by Alpha-Telecom

Sprint Canada Internet Phone ServiceTM Features and Benefits

•	Works with virtually any residential high speed Internet service, including light services offered by telephone digital subscriber line (DSL) or cable.

•	Starter package includes a voice over Internet protocol (VOIP) gateway, one telephone number and line that can travel with the customer wherever they can access high speed Internet service, an integrated four-port 100 megabytes per second (mbps) Ethernet router and firewall.

•	Customers can keep their existing phone number in serviceable areas or add a new one and select their preferred area code and exchange (first three digits of a phone number after the area code) based on availability.

•	The service works with a regular telephone set. Sprint Canada provides the VOIP gateway at a cost of $75 (including four months of basic service) that connects easily to the telephone and the customer’s high-speed access modem. The service is easy to install, and works right out of the box.

•	Available in a bundled package with local home phone service and Fido® wireless service.

•	A wide selection of features are included:

•	Choice of long distance provider

•	Nomadic 911 service (address and location)

•	Integrated four port router and firewall

•	Pay-per-use codes such as *69

•	Free yearly phone book delivered to service home

•	Directory listing in the White Pages

•	Place and receive collect calls

•	Pay-per-use access to 411 and 555-1212 directory services

•	Ability to restrict long distance calls from being made on the line

•	Ability to convert VOIP service to and from traditional wireline service

•	All Sprint Canada services on one, easy to read monthly invoice.

•	Yellow Pages listings are available

•	Introductory offer starts at $75 that includes the first four months of basic service and gateway.

•	Free express three-day deliver to the customer’s premise.

     To order the service, consumers and small businesses can call 1-800-298-6939 or order online at www.sprint.ca.

Voice over Internet Protocol Primer

•    Making phone calls over the Internet, or voice over Internet protocol (VOIP), is a relatively new technology that is gaining momentum in the North American market.

•   VOIP uses Internet protocol (IP) instead of dedicated copper loops, to place and receive telephone calls. A standard telephone is plugged into a VOIP gateway that converts the voice signals to digital packets, which are then sent across an IP network to a carrier switch where the call is then directed to its final destination.

•   VOIP uses far less bandwidth than conventional landline calls and has the potential to bring other value added features to telephony service such as web-based voice mail, web-based calling, real time usage statistics and integration with contact management systems such as Microsoft Outlook™.

•   VOIP service requires a standard telephone, high-speed Internet access, and the gateway generally supplied by the VOIP telephone service provider. Installation of VOIP service is relatively straightforward. Once installed, the telephone instantly has dial tone.

•   VOIP service allows customers to choose a telephone number from any area code they wish and to keep their telephone number for life, should they move. The phone will operate anywhere in the world where there is high-speed Internet service, for the price of a local call.

•   VOIP does not work with dial-up Internet service. The quality of voice over IP calls has improved significantly in the last few years. Voice technology and equipment have advanced in the past five years to the point that the quality now approaches that of a landline call.

•   Despite advances, the drawbacks of VOIP are:

•	The service is entirely dependent on an Internet connection so if the network goes down, or the power goes out, so does the phone service

•	Not all VOIP service providers offer nomadic 911[1]

•	Households requiring multiple phones need to purchase multiple cordless phones to plug into the VOIP gateway

•   Large businesses and telecommunication companies have been early adopters of the VOIP technology. For example, large telecommunication providers like Sprint and AT&T in the U.S. have adopted VOIP to carry long distance traffic within their own networks.

•   Currently it is estimated that less than .01 per cent of the population in North American are using VOIP technology.

[1]	Allows customers to change their service address and retain 911 service based upon this new service address.

Sprint Canada Internet Phone Service™ vs. Competitors2

		Primus
	Sprint Canada	Canada[3]	Vonage	WebCall	BabyTel
CLEC status	Yes	No	No	No	No
Supports own VOIP service	Yes	No	No	No	No
Consumer protection against ILEC	Yes	No	No	No	No
Choice of long distance providers	Yes	No	No	No	No
911 service	Yes[4]	Yes[5]	No	No	No
White and yellow page listings available	Yes	No	No	No	No
Receive collect calls	Yes	No	No	No	No
Pay per use codes (e.g. *69)	Yes	No	No	No	No
10-10 dial around access	Under development	No	No	No	No
Home phone service	Yes	Yes	No	No	No
Home phone service & wireless bundle	Yes	No	No	No	No
System access fee	$ 3.99	$ 3.95	No	No	No
			$19.99		$10.95
Basic service	$19.95	$19.95	$34.99	$29.95	$16.95
			$45.99	$39.95	$22.95
				$49.95	$34.95

Basic plus 1 feature	$23.95	Up to $26.95	Above plans	Above plans	Above plans
Basic plus 2 features	$25.95	Up to $29.95	include all available	include all available	include all available
			features,	features, plus	features, plus
Basic plus 3 features	$27.95	$29.95	plus varying	varying	varying long
Basic plus 4 features	$29.95	Up to $34.95	amounts of long	amounts of long distance	distance rates or included
Basic plus 5 features	$31.95	$34.95	distance		minutes
Gateway	$75.00
	includes	$135.00 -
	4 months	$79.95	Rented	Rented	$119.95
Activation or cancellation fee	No	No	$39.00 activation	$19.99 shipping fee	Gateway purchased required

[2]	Based on information available as of July 19, 2004.

[3]	Customers cannot have Primus home phone service and Primus high-speed access with VOIP at the same time.

[4]	Sprint Canada’s VOIP service includes nomadic 911 service which, means that customers can change their service address and retain 911 based on their new service address.

[5]	Primus 911 service is not nomadic.